UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, time and locale:

April 20, 2010, at 10:00 a.m., by teleconference centralized at the Company’s headquarters at Alameda Santos, nº 1.357, 6th floor, in the City of São Paulo/SP.

Attendance:

Regularly conveened, Board members José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Alexandre Silva D’Ambrósio, Armando Mariante Carvalho Junior, Eduardo Rath Fingerl, João Carvalho de Miranda, José Armando Figueiredo Campos, Raul Calfat and Wang Wei Chang participated in the meeting.

Presiding:

José Luciano Duarte Penido, the Chairman of the Board of Directors, presided over the meeting and invited José Luiz Braga to act as secretary.

Resolutions:

I.	Structured Financial Transactions

1.1.
Issuance of Senior Unsecured Notes – The Board of Directors approved an international financial transaction involving the issuance of eurobonds by the Company and/or by one of its subsidiaries, through contracting one or more international financial institutions, and having, among other characteristics, the following main approximate characteristics, which will be determined by market conditions:

Amount:	US$ 500,000,000.00 to US$ 750,000,000.00
Term:	10 years, callable as of the 5th year
Rate:	market yield to be approved by the Company’s CEO.
Guarantors:	Fibria Celulose S.A. (if a subsidiary is the issuer), and offshore vehicles that throughput receivables
Coordinators:	Bank of America Merrill Lynch and Santander Investment Securities Inc, New York Branch, and any other international financial institutions that may be hired.

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1.2.
Guarantee – If the security described in item 1.1 above is issued by one of the Company’s subsidiaries, the Board of Directors hereby approves, pursuant to the terms of article 21, item III, part "b" of the Company’s bylaws, providing an irrevocable and unconditional personal guarantee of the payment obligations assumed by the Company’s subsidiary in the transaction referred to in item 1.1 above.

1.3.
Exchange Offer – In light of the Company’s interest in restructuring international financial transactions, the Board of Directors also approves the disclosure and execution of an exchange offer for the Fibria I Bond (Senior Unsecured Notes in the total amount of US$ 1 billion issued October 30, 2009) (the “Exchange Offer”).  In this Exchange Offer, holders of the Fibria I Bond notes may exchange them for notes in the reopening of the Fibria II Bond (to be issued in accordance with the resolution of items 1.1 and 1.2 above), with a coupon and clauses in accordance with the Fibria II Bond, and with a premium determined in accordance with market conditions and approved by the Company’s CEO.

1.4.
Documents – in light of the approvals in items 1.1, 1.2 and 1.3 above, the Board of Directors hereby approves the execution, by the Company and/or its subsidiaries, as may be the case, of any and all documents and/or instruments relating to the above resolutions, including but not limited to the (i) Indenture, (ii) Purchase Agreement, (iii) Notes and (iv) any documents needed to carry out the Exchange Offer referred to in item 1.3 above.

1.5.
Contracting of Financial Institutions – The Board of Directors hereby approves the contracting, by the Company and/or its subsidiaries, of the international financial and other institutions whose participation is needed to carry out the transactions referred to in the above resolutions.

1.6.
Implementation and Representation – The Company’s Executive Officers are fully authorized to take all the actions necessary to contract as referred to and approved above, and designate and constitute procurators, pursuant to the Company’s Bylaws, to take all the actions necessary to carry the transactions referred to in the above resolutions.

Closing:

The matters submitted for the resolution of the Board of Directors being unanimously approved, the meeting was closed with the drafting of these minutes, which are signed by the participants. São Paulo, April 20, 2010. (signed) José Luciano Duarte Penido – Presiding Chairman of the Board of Directors; José Luiz Braga – Secretary; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrosio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando Figueiredo Campos; Raul Calfat and Wang Wei Chang.

True to the original.
Extracted from the document itself.

José Luiz Braga
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: April 23, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.